November 27, 2019

David L. Gitlin
Chief Executive Officer
Carrier Global Corporation
13995 Pasteur Boulevard
Palm Beach Gardens, FL 33418

       Re: Carrier Global Corporation
           Amendment No. 2 to
           Draft Registration Statement on Form 10-12B
           Submitted November 15, 2019
           CIK No. 0001783180

Dear Mr. Gitlin:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement

Description of Carrier Capital Stock, page 135

1. Please revise to disclose provisions in your Amended and Restated Certificate of
       Incorporation and Amended and Restated Bylaws relating to the rights of stockholders to call special meetings and to act by written consent.
 David L. Gitlin
Carrier Global Corporation
November 27, 2019
Page 2

       You may contact Amy Geddes at (202) 551-3304 or Doug Jones at (202) 551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or Laura Nicholson at (202) 551-3584 with any other questions.



                                                        Sincerely,
FirstName LastNameDavid L. Gitlin
                                                        Division of Corporation
Finance
Comapany NameCarrier Global Corporation
                                                        Office of Technology
November 27, 2019 Page 2
cc:       Edward J. Lee, Esq.
FirstName LastName